Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169660

PROSPECTUS

CHINA SKY ONE MEDICAL, INC.

1,597,809 SHARES OF COMMON STOCK

This prospectus relates to up to 1,597,809 shares of the common stock of China Sky One Medical, Inc. (“China Sky One”), which have been registered for resale by some of China Sky One’s securityholders pursuant to this prospectus.  The shares of common stock may be offered and sold to the public from time to time.

The common stock may be offered from time to time by the selling securityholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.” The shares of common stock being offered include an aggregate of up to 593,800 shares of common stock issuable upon exercise of outstanding warrants issued in the private placement China Sky One consummated in January 2008.  China Sky One will not receive any of the proceeds from any sale of common stock by the selling securityholders.  China Sky One will, however, receive proceeds from any cash exercise of the warrants.

The common stock is listed for trading on the Nasdaq Global Select Market under the symbol “CSKI”.  On November 8, 2010, the closing sale price of the common stock as reported by the Nasdaq Global Select Market was $9.89.

An investment in the common stock is speculative and involves a high degree of risk.  See “Risk Factors” beginning on Page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 9, 2010.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the securities laws.  Forward-looking  statements  include all statements that do not relate solely to the historical or current facts, and can be identified by the use of forward looking words such as "may", "believe", "will", “would”, “could”, “should”, "expect", "project", “predict”, "anticipate", “estimate", "plans", "strategy", "target", "prospects" or  "continue" or other comparable terminology  or the negative of any such term.  These forward looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition and may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements.  Important factors that could cause our actual results to differ materially from our expectations include, among others, those set forth under the caption "Risk Factors."  In making these forward-looking statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Reform Act of 1995.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  We do not assume any obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such forward-looking statements.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

THE COMPANY

China Sky One is a Nevada corporation formed on February 7, 1986, formerly known as Comet Technologies, Inc.  Through its China based indirect subsidiaries, China Sky One is engaged in the development, manufacture, marketing and sale of over-the-counter branded nutritional supplements and over-the-counter plant and herb based pharmaceutical and medicinal products.  We have evolved into an integrated manufacturer, marketer and distributor of external use Chinese medicine products sold primarily in the People’s Republic of China (“PRC” or “China”) and through PRC domestic pharmaceutical chains.

China Sky One’s principal products are external use Traditional Chinese Herbal Remedies/Medicines, commonly referred to in the industry as “TCM.”  Using various formulas, we produce a number of TCM products with several forms of delivery including ointments, sprays, medicated skin patches, injections, capsules, suppositories, tablets and granules.

China Sky One’s corporate headquarters are located at No. 2158, North Xiang An Road, Song Bei District, Harbin, People’s Republic of China 150028, telephone number 86-451-87032617 (China).

THE OFFERING

Common Stock Offered by the Company	None

Common Stock Offered by the Selling Stockholders
Up to 1,597,809 shares of our common stock, including: (i) up to 1,004,009 shares of issued and outstanding common stock held by the selling stockholders, (ii) up to 593,800 shares issuable upon exercise of warrants held by the selling stockholders, at an exercise price of $12.50 per share.

Common Stock Outstanding Prior to this Offering	16,790,851 shares

Use of Proceeds	We will not receive any proceeds from the shares sold in this offering. We will receive proceeds from any warrants exercised for cash.

Symbol for our Common Stock	“CSKI”

RISK FACTORS

We urge you to read the "Risk Factors" section beginning on page 3 of this prospectus so that you understand the risks associated with an investment in our common stock.

RISK FACTORS

We are subject to certain risks and uncertainties as described below.  These risks and uncertainties may not be the only ones we face.  There may be additional risks that we do not presently know of, or that we currently consider immaterial.  All of these risks could adversely affect our business, financial condition, results of operations and cash flows.  Our business and operations may be adversely affected if any of such risks are realized.  All investors should consider the following risk factors before deciding to purchase or sell our securities.

Risks Related to Our Business

Adverse economic conditions may harm our business.

In 2008, general worldwide economic conditions declined due to sequential effects of the sub prime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns.  This global economic downturn poses a risk as consumers and businesses may postpone spending, or seek new ways to eliminate spending, in response to these uncertain and challenging economic conditions.  In addition, there could be a number of follow-on effects including foreign currency exchange rate fluctuations, insolvency of key suppliers and customer insolvencies.  We cannot predict the timing or duration of any economic slowdown or recession or the timing or strength of a subsequent recovery, worldwide, or in the specific markets we serve.  If the markets for our products significantly deteriorate due to these economic effects, our business, financial condition and results of operations may be materially and adversely affected.

Certain officers and directors have significant control over our company.

Liu Yan-qing and Han Xiao-yan, who are officers and directors of ours, also serve as officers and directors of ACPG, TDR and its subsidiaries.  As of the date hereof, Dr. Liu and Ms. Han own, in the aggregate, approximately 36.5% of the issued and outstanding shares of our common stock.  As a result, these shareholders are effectively able to control certain corporate governance matters requiring shareholders’ approval.  Such matters may include transactions in which they have an interest other than as a shareholder of ours, the approval of significant corporate transactions such as increasing the authorized number of our shares to complete acquisitions or raise capital, if necessary, and any other transactions requiring a majority vote without seeking other shareholders’ approval.  These persons also have the ability to control other matters requiring shareholder approval including our election of directors which could result in the entrenchment of management.

We depend on our key management personnel and the loss of their services could adversely affect our business.

We place substantial reliance upon the efforts and abilities of our executive officers, Liu Yan-qing, President, Chief Executive Officer and Chairman of the Board, Han Xiao-yan, Vice Chairman, and Zhang Yu-kun, Chief Accounting Officer.  We do not have employment agreements with these members of management.  Accordingly, if any of these persons should leave the company, we would have no remedy or protections in place and would not be able to prevent them from competing with us or working for competitors.  The loss of the services of any of these executive officers could have a material adverse effect on our business, operations, revenues or prospects.  In addition, we do not maintain key man life insurance on the lives of these individuals.

Our expansion plan may not be successful.

Part of our strategy is to continue our growth through increasing the distribution and sales of our products by penetrating existing markets in the PRC, and entering new geographic markets in the PRC as well as Asia, the United States and other countries. However, many obstacles to entering such new markets exist, including, but not limited to, international trade and tariff barriers, regulatory constraints, product liability concerns, shipping and delivery costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange ratios.  Moreover, our expansion strategy may be based on incorrect assumptions and may be flawed, and may even damage our performance, competitive position in the market and, ultimately, even our ability to survive in the marketplace.  We cannot, therefore, assure shareholders that we will be able to successfully overcome such obstacles and establish our products in any additional markets.  Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

There are many safety risks involved in our products and services that could expose us to liability or inhibit our ability to secure insurance.

Our products and services involve direct or indirect impact on human health and life.  The products we manufacture and sell may be flawed and cause dangerous side effects, and even fatality in certain cases, leading to major business losses and legal and other liabilities and damages to our company.  In the event that any of our products are alleged to have adverse side effects, we could be subject to product liability claims.  In addition to the threat of liability, there may be insurance costs if we enter into certain markets or may not be able to obtain insurance for certain products in some countries.  Some distributors may refuse to sell our products in certain countries if they perceive such products to have a high risk or to be uninsurable.

We do not maintain any insurance and are exposed to all risks of loss, including resulting from product liability, property loss or damages, or other harm that we may cause to customers, vendors, suppliers and other third parties, or securities law claims.

We do not maintain liability or property insurance coverage or director and officer insurance coverage and, therefore, we are self-insured for all risks of loss.  Although we seek to reduce potential liability through measures such as contractual indemnification provisions with distributors and suppliers, we cannot assure you that such measures will be enforced or effective.  Our policy is to record losses associated with our lack of insurance coverage at such time as realized loss is incurred. Historically, we have not had any material losses in connection with our lack of insurance coverage and are not party to any material pending legal proceedings as of the date of this report.  Management’s intention is to use our working capital to fund any such losses incurred due to our exposure to inadequate insurance coverage.  Our operating results could be materially and adversely affected if we were to pay significant damages or incur significant defense costs in connection with a claim.

We are highly dependent upon the public perception and quality of our products.  Additionally, anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies.  Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on our business, regardless of whether these reports are scientifically supported.

The PRC government has recently taken anti-corruption measures to correct corrupt practices.  In the pharmaceutical industry, such practices include, among other things, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug.  Substantially all of our sales to our ultimate customers are conducted through third-party distributors.  We have no control over our third-party distributors, who may engage in corrupt practices to promote our products.  While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective.  If any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices may be investigated.  If this occurs, our sales and reputation may be materially and adversely affected.

Our success will depend on our research and the ability to develop new products.

Our growth depends on our ability to consistently discover, develop and commercialize new products, and find new and improve on existing technologies, platforms and products.  As such, if we fail to make sufficient investments in research, to be attentive to consumer needs, or fail to focus on the most advanced technologies, our current and future products could be surpassed by more effective or advanced products of other companies.

We currently rely on third parties to supply the key raw materials we use to produce our products.

Our business depends upon the availability of key raw materials.  We rely on only external suppliers for these raw materials.  In fiscal year 2009, Harbin Zhong Jia Medicine Company and Heilongjiang Kangda Medicine Company accounted for approximately 16% and 42% of our total inventory purchases, respectively.  Heilongjiang Kangda Medicine Company accounted for approximately 33% of our total inventory purchases for the year ended December 31, 2008.  For the 2010 fiscal year, we expect that our raw material suppliers will be substantially similar to last year and the amount of raw materials will increase commensurate with the increase in the demand of our products.  If any of our major suppliers were to default or become unable to deliver the raw materials in sufficient quantities, we may be unable to purchase these raw materials from alternative sources on the same or similar terms, which could result in a significant increase in our operating costs.  In addition, any disruption in the supply of our raw materials could cause delay in the delivery of our products which would be harmful to our sales reputation and business.  If supply is disrupted the increased amount we have to pay for raw materials could negatively impact our margins, cause us to cease production if an alternate supplier cannot be found.  If we are unable to procure replacement supplies, our ability to meet the production demands of our customers could cause the loss of costumers and/or market share.  Our financial results could be negatively impacted by the lost sales or decreased margins.

We are dependent on a limited number of customers for a significant portion of our revenues and accounts receivable and this dependence is likely to continue.

We have been dependent on a limited number of customers for a significant portion of our revenue.  For the year ended December 31, 2009, sales to Harbin Shiji Baolong Medicine Company and Shanxi Xintai Medicine Company accounted for approximately 16% and 11% of total revenues, respectively.  For the year ended December 31, 2008, sales to Shanxi Xintai and Harbin Shiji Baolong accounted for 15% and 12% of our total revenues, respectively.  For the year ended December 31, 2007, sales to Ning BoYue Hua Trading Company and Guang Zhou Xing He Trading Company accounted for approximately 14% and 11% of our total revenues, respectively.  Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if any such customer stops purchasing our products.  Two of our largest customers recently terminated their business relationships with us.  As a result, we expect our revenues and income to decline for the remainder of 2010.  If we are unable to replace these customers our results of operations will be materially adversely affected.

We expect that a limited number of customers will continue to contribute to a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business.  If we fail to sell our products to our other large customers in any particular period, or if other large customers purchase fewer of our products, defer orders or fail to place additional orders with us, or if we fail to develop additional major customers, our revenue would likely decline and our results of operations would be adversely affected.

In addition, our accounts receivable are concentrated among a small number of our customers.  At December 31, 2009, Harbin Bao Da Medicine Company and Harbin Shiji Baolong Medicine Company accounted for approximately 16% and 14% of our accounts receivable, respectively.  At December 31, 2008, Harbin Shiji Baolong and Shanxi Xintai accounted for approximately 29% and 11% of our accounts receivable, respectively.  At December 31, 2007, Hua Li Jiu Zhou Company accounted for approximately 11% of our accounts receivable. If any our customers fail to pay us on a timely basis, or do not pay us at all, our business, cash flow, financial condition and results of operations may be materially and adversely affected.

Significant competition from existing and new entities could adversely affect revenues and profitability.

We compete with other companies, many of which are developing and/or offering, or can be expected to develop and offer, products similar to ours.  Our market is a large market with many competitors.  Many of our competitors are more established than we are, and have significantly greater financial, technical, marketing and other resources than us.  Some of our competitors have greater name recognition and a larger customer base.  These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.  We cannot assure investors that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

We are subject to market and channel risks.

In fiscal year 2009, over 92% of our sales were made in the PRC, where we primarily sell our products through drug chain stores.  Because of this, we are dependent to a large degree upon the success of our PRC-based distribution channel, as well as the success of specific retailers in the distribution channel.  We rely on these distribution channels to purchase, market, and sell our products.  Our success is dependent, to a large degree, on the growth and success of the drug stores, which may be outside our control.  There can be no assurance that the drug store distribution channels will be able to grow or prosper as they faces price and service pressure from other channels, including the mass market.  There can be no assurance that retailers in the drug store distribution channel, in the aggregate, will respond or continue to respond to our marketing commitment in these channels.

We may have difficulty in defending intellectual property rights from infringement.

Our TCM products are generally not protected by patents but by trade secrets.  Certain TCM license agreements are made on a non-exclusive basis.  Our success depends, in large part, on our ability to protect current and future technologies and products and to defend our intellectual property rights.  If we fail to protect our intellectual property adequately, competitors may manufacture and market similar products.  We have filed patent applications seeking to protect newly developed and/or technologies.  Some patent applications in the PRC are maintained in secrecy until the patent is issued.  Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of its discoveries.  Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for its products.  Patents that are issued may be challenged, invalidated or circumvented by competitors.  Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

To the extent that we market products in other countries, we may have to take additional action to protect our intellectual property.  The measures we take to protect our proprietary rights may be inadequate, and we cannot provide any assurance that our competitors will not independently develop formulations and processes that are substantially equivalent or superior to our products or copy our products.

We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants.  These agreements may be breached and there may not be adequate remedies in the event of a breach.  Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements.  Moreover, trade secrets and proprietary technologies may otherwise become known or be independently developed by competitors.  If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

We will be subject to risks relating to third parties that may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling certain of our products.

There has been substantial litigation in the pharmaceutical and nutraceutical industries with respect to the manufacturing, use and sale of new products.  These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties.  We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could involve or result in:

•	the incurrence of substantial expense, even if we are successful in the litigation;

•	a diversion of significant time and effort of technical and management personnel;

•	the loss of our rights to develop or make certain products; and

•	the payment of substantial monetary damages or royalties in order to license proprietary rights from third parties.

Although patent and intellectual property disputes within these industries have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties.  These arrangements may be investigated by regulatory agencies and, if improper, may be invalidated.  Also, the required licenses may not be made available to us on acceptable terms.  Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent our company from manufacturing and selling some of our products or increase costs to market these products.

In addition, when seeking regulatory approval for some of our products, we are required to certify to regulatory authorities, including the SFDA that such products do not infringe upon third party patent rights.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit would delay regulatory approval by the SFDA.  A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

The launch of a product prior to a final court decision or the expiration of a patent held by a third party may result in substantial damages to us.  Depending upon the circumstances, a court may award the patent holder damages equal to three times their loss of income.  If we are found to infringe a patent held by a third party and become subject to such treble damages, these damages could have a material adverse effect on our results of operations and financial condition.

Our failure to comply with accounting policies and regulations in making reasonable estimates and judgments could negatively impact our financial position and results of operation.

We are subject to critical accounting policies and actual results may vary from estimates.  We have followed, and will continue to follow, generally accepted accounting principles for the United States in preparing financial statements.  As part of this work, we must make many estimates and judgments concerning future events.  These affect the value of the assets and liabilities, contingent assets and liabilities, and revenue and expenses reported in such financial statements.   We believe that these estimates and judgments are reasonable, and we have made them in accordance with accounting policies based on information available at the time.  However, actual results could differ from estimates, and this could require us to record adjustments to expenses or revenues that could be material to our financial position and results of operations in the future.

Our business is subject to many governmental regulatory and policy risks.

Our business must be conducted in compliance with various government regulations and in particular, the SFDA’s regulations.  Government regulations may have material impact on our operations, increase costs and could prevent or delay the manufacturing and selling of our products.  Research, development, testing, manufacturing and marketing activities are subject to various governmental regulations in China, including health and drug regulations.  Government regulations, among other things, cover the inspection of and controls over testing, manufacturing, safety and environmental considerations, efficacy, labeling, advertising, promotion, record keeping and sale and distribution of pharmaceutical products.  We will not be able to license, manufacture, sell and distribute the vast majority of our products without a proper approval from government agencies and in particular the SFDA.  This approval process is lengthy, with approvals for TCM products typically occurring 18-24 months after the application is initially filed.  There is no assurance that we will obtain such approvals on a timely basis, or at all.  Delays in obtaining approvals will delay our ability to market products and denial of approval for a specific product will result in our inability to market the product and recoup the expenses incurred in that products development and testing.

In addition, delays or rejections may be encountered based upon additional government regulation from future legislation, administrative action or changes in governmental policy and interpretation during the period of product development and product assessment.   Although we have, so far, obtained the rights to sell our products in the PRC, we may not continue to receive and maintain regulatory approvals for the sales of these products.  Our marketing activities are also subject to government regulations with respect to the prices that it intends to charge or any other marketing and promotional related activities.  Government regulations may substantially increase the costs for developing, licensing, manufacturing and selling products, impacting negatively our operations, revenue, income and cash flow.

There could be changes in government regulations towards the pharmaceutical and nutraceutical industries that may adversely affect our business.

The manufacture and sale of pharmaceutical and nutraceutical products in the PRC is heavily regulated by many state, provincial and local authorities.  These regulations significantly increased the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products.  Our future growth and profitability depends to a large extent on our ability to obtain regulatory approvals.

The SFDA has implemented new guidelines for licensing of pharmaceutical products.  All existing manufacturers with licenses, which are currently valid under the previous guidelines, were required to apply for the GMP certifications by June 30, 2004, and to receive approvals by December 31, 2004.  We received certifications for our current products.  However, should we fail to maintain the GMP certifications under the new guidelines in the future, or for new products, our businesses would be materially and adversely affected.

Moreover, the laws and regulations regarding acquisitions of the pharmaceutical and nutraceutical industries in the PRC may also change and may significantly impact our ability to grow through acquisitions.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues.

Our success depends on our ability to achieve continued growth.  In order to maximize potential growth in current and potential markets, we believe that we must expand our manufacturing and marketing operations.  This expansion will place a significant strain on management and operational, accounting and information systems and will require substantial additional capital.  We will need to continue to improve financial controls, operating procedures, and management information systems if and as we grow.  We will also need to effectively train, motivate, and manage our employees.  A failure to manage our growth could disrupt operations and ultimately prevent us from generating the revenues we expect.

International operations require our company to comply with a number of U.S. and international regulations.

We are required to comply with a number of international regulations in countries outside of the United States.  In addition, we must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage.  Any failure to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions.  The U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals.  As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities and individuals except as permitted by OFAC which may reduce our future growth.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We are a public reporting company, and, as such, we will incur significant costs associated with public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the U.S. Securities and Exchange Commission (“SEC”). All of these applicable rules and regulations can be expected to increase legal and financial compliance costs and to make some activities more time consuming and costly.  Management also expects that these applicable rules and regulations may make it more difficult and more expensive to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

We may have difficulty raising necessary capital to fund operations as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the U.S. have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies.  For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control.  If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new technologies and to expand into new markets.  The exploitation of existing and new technologies may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

We are obligated to indemnify our officers and directors for certain losses they suffer.

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statues, we may, if and to the extent authorized by our board of directors, indemnify our officers and any other persons who we have power to indemnify against liability, reasonable expense or other matter whatsoever.  If we are required to indemnify any persons under this policy, we may have to pay indemnity in a substantial amount which we may be unable to recover at all.

We are the subject of a formal SEC order of investigation which, if not favorably resolved, could have material adverse consequences to us.

On September 4, 2009, the SEC issued a formal order of investigation relating to, among other things, certain of our accounting, record-keeping and disclosure practices.  At such time, we received document and testimonial subpoenas from the SEC and have complied with those requests for information.  In September 2010, we received a supplemental document subpoena from the SEC.  To date, we have produced documents and remain in the process of evaluating the supplemental request and whether additional productions are appropriate.  We cannot assure you that we will be able to resolve this investigation favorably, or that we will not be materially adversely affected by this investigation or its outcome.

Risks Related to Doing Business in China

Our business will be affected by the government regulation and Chinese economic environment because most of our sales will be in the China market.

In 2009, 2008, and 2007, approximately 92%, 92% and 75% of our total revenues, respectively, were from sales in the PRC.  The manufacture and sale of pharmaceutical products in China is heavily regulated by many state, provincial and local authorities.  The SFDA requires pharmaceutical manufacturers to obtain GMP certifications.  We currently have the certifications needed for our current operations.  However, should we fail to receive or maintain the GMP certifications in the future, we would no longer be able to manufacture pharmaceuticals in China, and our businesses would be materially and adversely affected.  These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products.  Our future growth and profitability depend to a large extent on our ability to obtain regulatory approvals.  Additionally, the law could change so as to prohibit the use of certain pharmaceuticals.  If one of our products becomes prohibited, this change would cease the productivity of that product.  The China National Development and Reform Commission (“CNDRC”), has recently implemented price adjustments on many marketed pharmaceutical products.  We have no control over such governmental policies, which may impact the pricing and profitability of our products.

Although we have started exporting products to other countries, most of our sales are in the PRC.  It is anticipated that our products in the PRC will continue to represent a significant portion of sales in the near future.  As a result of our reliance on the PRC markets, our operating results and financial performance could be affected by any adverse changes in economic, political and social conditions in the PRC.

The modernization of regulations for the pharmaceutical industry is relatively new in the PRC, and the manner and extent to which it is regulated will continue to evolve.  As a pharmaceutical company, we are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in the PRC, and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law.  In addition as a  “Foreign Owned Enterprise,” we will be subject to the Foreign Company provisions of the Company Law of the PRC.  Changes in these laws or new interpretations of existing laws may have a significant impact on our methods and our cost of doing business.  For example, if legislative proposals for pharmaceutical product pricing, reimbursement levels, approval criteria or manufacturing requirements should be proposed and adopted, such new legislation or regulatory requirements may have a material adverse effect on our financial condition, results of operations or cash flows.  In addition, we are subject to varying degrees of regulation and licensing by governmental agencies in China. At this time, we are unaware of any China legislative proposals that could adversely affect our business. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our operations, that regulators or third parties will not raise material issues with regard to compliance or non-compliance with applicable laws or regulations, or that any changes in applicable laws or regulations will not have a material adverse effect on our business.

Certain political and economic considerations relating to China could adversely affect us.

China is transitioning from a planned economy to a market economy.  While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans.  Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy.  Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved.  Other political, economic and social factors can also lead to further readjustment of such reforms.  This refining and readjustment process may not necessarily have a positive effect on our operations or future business development.  Our operating results may be adversely affected by changes in China’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations, or the official interpretation thereof, which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

There are risks inherent in doing business in China.

The PRC is a developing country with a young market economic system overshadowed by the state under heavy regulation and scrutiny.  Its political and economic systems are very different from the more developed countries.  China also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationship with other countries, including but not limited to the United States.  Such shocks, instabilities and crises may in turn significantly and adversely affect our performance.

The recent nature and uncertain application of many PRC laws applicable to our company create an uncertain environment for business operations and they could have a negative effect on our business and operations.

The PRC legal system is a civil law system.  Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents.  In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment.  Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade.  However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business. In addition, the effectiveness of newly-enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by investors.  New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business, business prospects and operations.  In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Our business may be affected by unexpected changes in regulatory requirements in the jurisdictions in which we operate.

Our company, and its subsidiaries, are subject to many general regulations governing business entities and their behavior in China and in other jurisdictions in which we and our subsidiaries have, or plan to have, operations and market products.   In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products.   Such regulations typically deal with licensing, approvals and permits.  Any change in product licensing may make our products more or less available on the market.  Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability.  Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to import our products to certain countries and regions, such as Hong Kong, which would limit its international expansion.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

All of our operations are conducted in the PRC and almost all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue.  According to the PRC National Bureau of Statistics, the PRC’s economy expanded 6.8% from a year earlier in the fourth quarter of 2008, which means that a full-year growth for 2008 was 9.0%.  It is the first time since 2002 that the PRC has expanded by less than 10% annually.  A number of factors have contributed to this slow-down, including appreciation of the RMB, which has adversely affected the PRC’s exports. In addition, the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will have on the global economy in general or the PRC economy in particular.  We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected.

During the past ten years, the rate of inflation in the PRC has been as high as 20.7% and as low as 2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Substantially all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC.  Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

Substantially all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC.  Accordingly, our results of operations and prospects are subject, to a significant extent, on the economic, political and legal developments in the PRC.  The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, the PRC has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP growth. We cannot assure you, however, that such growth will be sustained in the future. If, in the future, the PRC’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries.

Our ability to implement our business plan is based on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that changes in the PRC’s economic, political or legal systems will not detrimentally affect our business, prospects, financial conditions and results of operations.

We may have difficulty attracting talent in foreign countries.

As of December 31, 2009, over 92% of our sales are in the PRC.  We are in the process of attempting to establish marketing and sales presence in the U.S. and other countries.  We expect to establish an office in the U.S. for investor relations.  In the future, we may explore expanding its operations in other countries throughout the world.  Upon effecting any such expansion, we may not be able to identify and retain qualified personnel due to its lack of understanding of different cultures and lack of local contacts.  This may impede international expansion.

Currency conversion and exchange rate volatility could adversely affect our financial condition, by making acquisitions in China or of Chinese products more expensive.

The PRC government imposes control over the conversion of Renminbi (“RMB”), the currency of China, into foreign currencies.  Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, referred to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market.  Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises (“FIEs”), for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible.  FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC.

Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to certain restrictions.  On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.  These rules are subject to change.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange (“SAFE”) effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Our company is a FIE to which the Foreign Exchange Control Regulations are applicable.  There can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

Since 1994, the exchange rate for RMB against the U.S. dollar has remained relatively stable, most of the time in the region of approximately RMB 8.00 to U.S.$1.00.  However, in 2005, the Chinese government announced that would begin pegging the exchange rate of the Chinese RMB against a number of currencies, rather than just the U.S. dollar.  Currently, exchange rates are approximately RMB 6.84 to U.S.$1.00 resulting in the increase in price of Chinese products to U.S. purchasers.   As our operations are primarily in China, any significant revaluation of the Chinese RMB may materially and adversely affect cash flows, revenues and financial condition.  For example, to the extent that we need to convert United States dollars into Chinese RMB for operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.  Conversely, if we decide to convert Chinese RMB into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Chinese RMB that we convert would be reduced.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of the PRC entities to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside the PRC, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. The PRC entities may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by the State Administration for Foreign Exchange, or SAFE, or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of the PRC entities to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of the PRC entities or an affiliated entity to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund any business activities outside the PRC that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

We are required to be in compliance with the registered capital requirements of the PRC.

Under the Company Law of the PRC, we are required to contribute a certain amount of  “registered capital” to our wholly owned subsidiary.  By law, our subsidiaries are required to contribute at least 10% of after tax net income (as determined in accordance with Chinese GAAP) into a statutory surplus reserve until the reserve is equal to 50% of our and our subsidiaries’ registered capital, and between 5% and 10% of its after tax net income, as determined by our board of directors, into a public welfare fund.  These reserve funds are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in the case of liquidation.  As a result of this requirement, the amount of net income available for distribution to shareholders will be limited.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC’s Enterprise Income Tax Law (“EIT Law”) provides that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises.” Non-resident enterprises refer to enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for the non-resident enterprises shall be subject to withholding at income source with the payer acting as the obligatory withholder under the EIT Law, and therefore, such income tax is generally called “withholding tax” in practice.  It is currently unclear in what circumstances a source will be considered as located within the PRC.  As a U.S. holding company and substantially all of our income will be derived from dividends we receive from our PRC operating subsidiaries. Thus, if we are considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us by our PRC operating subsidiaries are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.  No dividends were paid to us by our PRC operating subsidiaries in 2007, 2008 or 2009.

Deterioration of the PRC’s political relations with the U.S., Europe, or other nations could make Chinese businesses less attractive to Western investors.

The relationship between the U.S. and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-foreign relations are difficult to predict and could materially adversely affect our operations or cause potential target businesses or services to become less attractive. This could lead to a decline in our profitability. Any weakening of relations between the U.S., Europe, or other nations and the PRC could have a material adverse effect on our operations or our ability to raise additional capital.

The discontinuation of any of the preferential tax treatments currently available to the PRC entities could materially increase our tax liabilities.

The rate of income tax on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. The current maximum corporate income tax rate is 33%. The new Enterprise Income Tax Law became effective as of January 1, 2008, pursuant to which, an enterprise income tax of 25% applies to any enterprise. Although we were approved by the local tax authority to be exempted from the enterprise income tax for a five-year period commencing in 2007 and ending in 2012, we do not know whether such new law will change the preferential treatment that was granted to us. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Because PRC law governs almost all of our operating subsidiaries’ material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

PRC law governs almost all of the material agreements of our subsidiaries. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC.  The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in the PRC.  Certain of our subsidiaries are wholly foreign-owned enterprises, and are subject to laws and regulations applicable to foreign investment in the PRC in general and laws and regulations applicable to wholly foreign-owned enterprises in particular.  Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties.  For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems.  Such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations.  In addition, confidentiality protections in the PRC may not be as effective as in the U.S. or other countries.  Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.  These uncertainties could limit the legal protections available to us and other foreign investors.

Our PRC subsidiaries are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, our PRC subsidiaries are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold and/or pay such individual income tax in accordance with PRC laws, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in the PRC (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. While tax authorities may advise us that our policy is compliant, they may change their policy, and we could be subject to sanctions.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are required to comply with the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in the PRC.  If our competitors engage in these practices they may receive preferential treatment, giving our competitors an advantage in securing business, which would put us at a disadvantage. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and outbreak of contagious disease.

Our business could be materially and adversely affected by the effects of H1N1 Flu, Avian Flu, Severe Acute Respiratory Syndrome (“SARS”) or other epidemics or outbreaks.  In April 2009, an outbreak of H1N1 Flu first occurred in Mexico and quickly spread to other countries, including the U.S. and the PRC.  In the last decade, the PRC has suffered health epidemics related to the outbreak of Avian Flu and SARS.  Any prolonged occurrence or recurrence of H1N1 Flu , Avian Flu, SARS or other adverse public health developments in the PRC may have a material adverse effect on our business and operations.  These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products.  Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

Risks Relating to the Market for Our Common Stock and our Capital Structure

Application of guidance related to the Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock has negatively impacted our  statement of operations for the year ended December 31, 2009 (restated) and could continue to negatively impact our statement of operations.

For the year ended December 31, 2009 (restated), we reported an unrealized loss on derivatives in the consolidated statements of operations of $4,807,000 as a result of the change in fair value of derivative warrant liability relating to the outstanding warrants issued in our January 2008 private placement.  Our comprehensive income will continue to fluctuate as a result of the impact of such warrants and will be adversely effected in each reporting period in which the fair value of the warrants that remain outstanding continue to increase.

Our stock price is likely to be highly volatile.

The trading price of our common stock has been highly volatile.  Failure to meet market expectations in our financial results could cause our stock price to decline.  Moreover, factors that are not related to our operating performance could cause our stock price to decline.  The stock market has recently experienced significant price and volume fluctuations that have affected the market prices for securities of technology and communications companies.  Consequently, you may experience a decrease in the market value of your common stock, regardless of our operating performance or prospects.

We do not plan to declare or pay any dividends to our shareholders in the near future and would need regulatory approval to do so.

We have not declared any dividends in the past, and we do not intend to distribute dividends in the near future.  The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors and subject to PRC law, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant.  There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

We have the right to issue up to 5,000,000  shares of "blank check" preferred stock, which may adversely affect the voting power of the holders of other of our securities and may deter hostile takeovers or delay changes in management control.

Our articles of incorporation provides that we may issue up to 5,000,000 shares of preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time.  Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock. Issuances of shares of preferred stock could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.  Such an issuance would dilute existing stockholders, and the securities issued could have rights, preferences and designations superior to our common stock.

Sales of our common stock may have an adverse effect on the market price of our common stock.  Additionally, we may issue shares upon exercise of outstanding warrants that are exercisable at prices that are below current market prices which will be dilutive to the common stock.

As of the date of this prospectus, we had 16,790,851 shares of common stock outstanding, many of which are freely transferable under Rule 144.  The sale of these shares may have an adverse effect on the market price for our common stock.

In addition, as of the date of this prospectus, we had issued and outstanding warrants to purchase an aggregate of 593,800 shares of our common stock, which are exercisable at a price of $12.50 per share.  Our issuance of additional shares of common stock upon exercise of our outstanding warrants will reduce the percentage equity ownership of holders of shares of our common stock. Further, the exercise of a significant number of warrants, and subsequent sale of shares of common stock received upon such exercise, could cause a sharp decline in the market price of our common stock.

USE OF PROCEEDS

The shares of common stock covered by this prospectus are, either issued and outstanding, or issuable upon exercise of common stock purchase warrants owned by the selling stockholders.  Each of the selling stockholders will receive all of the net proceeds from the sale of shares by that stockholder.  China Sky One will not receive any of the proceeds from the sale or other disposition of the shares common stock covered by this prospectus.  However, upon the exercise of warrants by payments of cash, China Sky One will receive $7,422,500, in the aggregate, assuming all of the warrants are exercised.  To the extent that China Sky One receives cash upon the exercise of the warrants, management expects to use that cash for general corporate purposes.

SELLING SECURITYHOLDERS

The following table sets forth information as of the date of this prospectus, with respect to the securityholders for which shares are being registered for sale.  All of the shares registered for resale by the selling securityholders set forth in the table below were acquired by such selling securityholders in the private placement the China Sky One consummated on January 31, 2008.  As of the date hereof, we have 16,790,851 shares of common stock outstanding. The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of the date hereof, assuming exercise of all of the warrants held by the selling stockholders on that date, without regard to any limitations on conversion or exercise. The third column lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling stockholders. The fourth column lists the number of shares that will be beneficially owned by the selling stockholders assuming all of the shares covered by this prospectus are sold.

				Common stock beneficially owned after the offering
Name of selling security holder	Number of shares beneficially owned prior to the offering(1)	Number of shares being offered		Number of shares	Percentage of outstanding shares
Fred L. Astman Wedbush Securities Inc. Cust IRA R/O Holding 10/13/92	10,000	9,000	(2)	1,000	*
Clearview Investments Ltd.	15,000	15,000	(3)	0	*
Gregory Cook Wedbush Morgan Sec Inc. CTDN IRA Contributory 1/16/02	1,500	1,500	(4)	0	*
George Loxsom Wedbush Securities Inc. Cust IRA SEP 12/16/92	1,500	1,500	(5)	0	*
Guerilla Partners LP	91,578	91,578	(6)	0	*
Hua-Mei 21st Century Partners, LP	149,705	149,705	(7)	0	*
Iroquois Master Fund, Ltd.	15,000	15,000	(8)	0	*
OTA LLC	4,300	4,300	(9)	0	*
NTC & Co. F/B/O Paul Masters IRA	1,500	1,500	(10)	0	*
Jason C. Pettigrew	3,000	3,000	(11)	0	*
Pope Investment II LLC	1,047,226	1,047,226	(12)	0	*
Professional Offshore Opportunity Fund, Ltd.	45,000	45,000	(13)	0	*
John Peter Selda Wedbush Securities Inc. CTDN IRA Cont 8/27/96	3,000	3,000	(14)	0	*
Straus Partners LP	59,000	59,000	(15)	0	*
Warrant Strategies Fund, LLC	151,500	151,500	(16)	0	*
Total Shares Registered for Selling Stockholders:		1,597,809

_________________

(1)  Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act, and generally includes voting or investment power with respect to securities. Pursuant to the rules and regulations of the SEC, shares of our common stock that an individual or group has a right to acquire within sixty (60) days pursuant to the exercise of options or warrants, or the conversion of preferred stock are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by him.

(2)  Consists of 9,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Astman.

(3)  Consists of 15,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Clearview Investments Ltd.  Michael Starcher is the President of Clearview Investments Ltd., and has sole voting and investment power over the shares owned thereby.  Mr. Starcher disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(4)  Consists of 1,500 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Cook.

(5)  Consists of 1,500 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Loxsom.

(6)  Peter Siris and Leigh S. Curry are the Managing Directors of Guerilla Partners LP, and have shared voting and investment power over the shares owned thereby.  Mr. Siris and Ms. Curry disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(7)  Peter Siris and Leigh S. Curry are the Managing Directors of Hua-Mei 21st Century Partners, LP, and have shared voting and investment power over the shares owned thereby.  Mr. Siris and Ms. Curry disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(8)  Consists of 15,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Iroquois Master Fund, Ltd.  Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd. (“IMF”).  Joshua Silverman and Richard Abbe are Managing Members of Iroquois Capital, and have shared voting and investment power over the shares owned by IMF.  Mr. Silverman and Mr. Abbe disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(9)  Consists of 4,300 shares of common stock issuable upon exercise of currently exercisable warrants held by OTA LLC.  Ira M. Leventhal is the Senior Managing Director of OTA LLC, and has sole voting and investment power over the shares owned thereby.  Mr. Leventhal disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10)  Consists of 1,500 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Masters.

(11)  Consists of 3,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Pettigrew.

(12)  Includes 321,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Pope Investment II LLC.  William P. Wells is the Managing Member of Pope Investment II LLC, and has sole voting and investment power over the shares owned thereby.  Mr, Wells disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(13)  Consists of 45,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Professional Offshore Opportunity Fund, Ltd.  Gregory Goldberg and Howard Berger are the Managers of Professional Offshore Opportunity Fund, Ltd., and have shared voting and investment power over the shares owned thereby.  Mr. Goldberg and Mr. Berger disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(14)  Consists of 3,000 shares of common stock issuable upon exercise of currently exercisable warrants held by Mr. Selda.

(15)  Includes 22,500 shares of common stock issuable upon exercise of currently exercisable warrants held by Straus Partners LP.  Melville Straus is the Managing Principal of Straus Partners LP, and has sole voting and investment power over the shares owned thereby.  Mr. Straus disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(16) Consists of 151,500 shares of common stock issuable upon exercise of currently exercisable warrants held by Warrant Strategies Fund, LLC.  J. Mitchel Hull is the Managing Member of Warrant Strategies Fund, LLC, and has sole voting and investment power over the shares owned thereby.  Mr. Hull disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

PLAN OF DISTRIBUTION

We have been advised that the selling stockholders, which may include pledgees, donees, transferees or other successors-in-interest who have received shares from the selling stockholders after the date of this prospectus, may from time to time, sell all or a portion of the shares offered hereby in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

All costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than those of any counsel for the selling stockholders, shall be borne by us. Brokerage costs, if any, attributable to the sale of the selling stockholders’ shares will be borne by the selling stockholders.

The shares may be sold by the selling stockholders by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	over-the counter distribution in accordance with the rules of the Nasdaq Global Select Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The transactions described above may or may not involve brokers or dealers.

The selling stockholders will not be restricted as to the price or prices at which the selling stockholders may sell their shares.  Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares which may be sold by the selling stockholders may be relatively large compared to the historical average weekly trading of our common stock.  Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

From time to time the selling stockholders may pledge their shares under margin provisions of customer agreements with its brokers or under loans or other arrangements with third parties.  Upon a default by the selling stockholders, the broker or such third party may offer and sell any pledged shares from time to time.

In effecting sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in the sales as agents or principals.  Brokers or dealers may receive commissions or discounts from the selling stockholder or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved.  Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholders.  Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions:

•	in the over-the counter market or otherwise;

•	at prices and on terms prevailing at the time of sale;

•	at prices related to the then-current market price; or

•	in negotiated transactions.

These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above.  In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above.  A selling stockholder may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

A selling stockholder and any broker-dealers or agents that participate with a selling stockholder in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales.  In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We have agreed to indemnify the initial selling stockholders named in this prospectus against certain liabilities under the Securities Act. A selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Any selling stockholder of the shares being offered under this prospectus are subject to applicable provisions of the Securities Exchange Act of 1934 or Exchange Act, and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

In order to comply with certain states’ securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers.  In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

LEGAL MATTERS

The legality of the shares of common stock offered hereby was passed upon for China Sky One by Snell & Wilmer LLP.

EXPERTS

The consolidated financial statements and schedule of China Sky One appearing in China Sky One’s Annual Report on Form 10-K for the years ended December 31, 2009, as amended, and December 31, 2008, and the effectiveness of China Sky One’s internal control over financial reporting appearing in China Sky One’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended, have been audited by MSPC, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  The consolidated financial statements of China Sky One as of and for the year ended December 31, 2007 have been audited by Sherb & Co., LLP, registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.  The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

INFORMATION INCORPORATED BY REFERENCE

`The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference into this prospectus is legally deemed to be a part of this prospectus, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus. Our SEC file number for documents we file under the Exchange Act is 001-10593.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•	Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2010, filed with the SEC on November 8, 2010;

•	Current Report on Form 8-K filed with the SEC on September 3, 2010;

•	Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2010, filed with the SEC on August 9, 2010;

•	Current Report on Form 8-K filed with the SEC on June 24, 2010;

•	Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2010, filed with the SEC on May 17, 2010, as amended on July 23, 2010;

•	Current Report on Form 8-K filed with the SEC on May 11, 2010, as amended on May 24, 2010;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010, as amended on March 17, 2010 and July 23, 2010;

•	all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement of which this prospectus forms a part; and

•
the description of the Company’s securities included in the Current Report on Form 8-K filed with the SEC on May 15, 2006, as amended by any amendment or report filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

China Sky One Medical, Inc.
No. 2158, North Xiang An Road, Song Bei District,
Harbin, People’s Republic of China
Attn.: Corporate Secretary
Tel: 86-451-87032617 (China)

1,597,809 SHARES OF COMMON STOCK

CHINA SKY ONE MEDICAL, INC.

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PROSPECTUS

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November 9, 2010